Exhibit 99.5

FORM OF EQUITY COMMITMENT LETTER

[Investor]

[Investor Address]

[●], 2019

DC Front Range Holdings I, LP

750 Park of Commerce Drive, Suite 210

Boca Raton, FL 33487

Ladies and Gentlemen:

We understand that DC Front Range Holdings, LP, a Delaware limited partnership (“Parent”) intends to indirectly purchase interests of Front Range Topco, Inc, a Delaware corporation (“Holdings”), to enable Holdings or its affiliates (as applicable, the “Purchaser”) to acquire Zayo Group Holdings, Inc., a Delaware corporation (the “Company”). It is contemplated that Holdings, Front Range Bidco, Inc., a wholly-owned subsidiary of Holdings (“Merger Sub”) and the Company will enter into an Agreement and Plan of Merger (as amended, amended and restated, supplemented, or otherwise modified from time to time, the “Agreement”) pursuant to which Merger Sub will merge with and into the Company, with the Company surviving such merger as a wholly-owned subsidiary of Holdings (the “Merger”). Capitalized terms used but not otherwise defined herein shall have the respective meanings given to them in the Agreement.

[Investor] (“Investor”) hereby commits and agrees, subject to the terms and conditions set forth herein, that Investor shall contribute proceeds indirectly to DC Front Range Holdings I, LP, a Delaware limited partnership or an alternative investment vehicle thereof (collectively, the “Partnership”), for an aggregate amount in cash equivalent to either (i) in connection with the closing of the transactions contemplated by the Agreement, US$[●] (such amount, its “Equity Commitment”) to be used by the Partnership for the purpose of funding a portion of its indirect pro-rata share of Holdings’ and Merger Sub’s obligations and liabilities under the Agreement and associated expenses or (ii) in connection with the termination of the Agreement, the Investor’s pro-rata share (based on the aggregate capital expected to be invested in the Company by DC Front Range GP, LLC, a Delaware limited liability company (the “General Partner”, and together with its affiliates, “Digital Colony”) and its related investment vehicles) of any costs and expenses incurred by Digital Colony and its investment vehicles (including, for the avoidance of doubt, Digital Colony’s pro-rata share of Holdings’ and Merger Sub’s and any of their subsidiaries documented out-of-pocket costs and expenses) related to the Agreement (including, without limitation, the formation and organization of the Partnership, the General Partner and any vehicle through which the Partnership (including, for greater certainty, its alternative investment vehicle) is expected to invest and the managing entities of such vehicles, in each case net of any payment of expense reimbursement or other payment obligations by the Company pursuant to the Agreement, but excluding, for all purposes, any break-up or reverse termination fee or any damages payable by Holdings (including the payment of the Parent Termination Fee) under the Agreement) (such amount, the “Expense Obligations”) ((i) or (ii) as applicable, the “Payment Obligations” and the transactions described herein, the “Transaction”).

1.           Commitment. Subject to the terms and conditions hereof, Investor hereby irrevocably commits and agrees to contribute to the Partnership no more than twenty (20) business days prior to the anticipated Closing and no earlier than any other co-investor in the Partnership (as determined by Digital Colony in accordance with the Agreement and upon no less than ten (10) business days’ notice thereof to Investor) an aggregate cash amount equal to the Equity Commitment. The proceeds from the Investor’s investment of the Equity Commitment shall be used by Digital Colony or the Partnership to fund the Payment Obligations. The Investor shall not, under any circumstances, be obligated to contribute, directly or indirectly, more than the Equity Commitment to the Partnership in connection with the consummation of the Transaction. Assuming the Transaction is being consummated consistent with the terms and conditions hereof, Investor shall have the right to participate and contribute its Equity Commitment on the terms set forth herein to the Partnership in connection therewith. Subject to the terms and conditions hereof, Investor hereby irrevocably commits and agrees to contribute to the Partnership upon termination of the Agreement an aggregate cash amount equal to the Expense Obligations. The Investor shall not, under any circumstances, be obligated to contribute, directly or indirectly, more than its Expense Obligations to the Partnership in connection with termination of the Agreement; provided that notwithstanding anything to the contrary contained herein, in the event the Investor fails to fund the Equity Commitment in accordance with the first sentence of this paragraph 1 in accordance with the terms and conditions of this letter agreement and that the Investor’s failure to make such funding when due causes (and, for greater certainty, it shall be considered the cause if it is the sole cause or if the only other cause is one or more co-investors failing to fund when due) the Parent Termination Fee becoming payable pursuant to the terms of the Agreement, the Investor hereby irrevocable commits and agrees to fund its pro rata share (based on the aggregate amount expected to be funded by the Investor in connection with the Transaction relative to the aggregate amount to be funded by the Partnership and any other investment vehicle sponsored by Digital Colony) of the amount of the Parent Termination Fee payable by Digital Colony (the “Reverse Termination Fee”). All payments hereunder shall be made in U.S. dollars in immediately available funds.

2.           Conditions Precedent. The Investor’s obligation to fund its Equity Commitment shall be conditioned upon:

a.       the execution and delivery of the Agreement by each party thereto within 10 business days after the date hereof; and

b.       the satisfaction or waiver of all conditions precedent to the Purchaser’s and Merger Sub’s obligation to the Closing set forth in Article 5 (or the applicable conditions precedent section) of the Agreement (except those conditions that by their nature cannot be satisfied except by actions to be taken at the Closing, provided that such conditions are actually satisfied or validly waived at the Closing).

Notwithstanding anything herein to the contrary, in the event that Investor funds its Equity Commitment in accordance with Section 1 and the Transaction is not consummated within 40 business days thereafter, the Partnership will immediately refund the full amount of the Equity Commitment (minus any applicable Expense Obligations to the extent payable in accordance with the terms hereof) to the account of Investor (or its affiliate) as designated by Investor.

3.           Partnership; Governance. The Investor’s participation in the Transaction through the Partnership will be subject to the terms and in the manner as more fully set forth in Annex A attached hereto. The proposed structure of the Transaction is set forth in Annex B attached hereto (the “Structure Chart”), provided that the structure is subject to further review, modification and/or supplement as determined by Digital Colony in a manner consistent with the “Investment Structure” portion of Annex A attached hereto.

4.           No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement to the contrary, each of the parties hereto acknowledges, covenants, and agrees, on behalf of itself, its Affiliates, and any person claiming by, through or on behalf of any of them, that no person other than the Investor (including, without limitation, (i) any past, present or future director, officer, employee, incorporator, member, partner, manager, management company, direct or indirect equityholder, Affiliate, agent, attorney, or representative of, and any past, present or future financial advisor or lender to (all above-described persons in this subclause (i), collectively, “Affiliated Persons”) the Investor, and (ii) any Affiliated Persons of such Affiliated Persons (the persons in subclauses (i) and (ii), together with their respective heirs, executors, administrators, or, other than with respect to the Investor, successors or assigns, collectively “Non-Parties” and each, individually, a “Non-Party”)) shall have any liability or obligation whatsoever in respect of, based upon, or arising out of any Claims (as defined below) or otherwise in connection with the Agreement or the Transaction. For the purposes of this letter agreement, “Claim” means any and all claims, obligations, liabilities, causes of action, actions, or proceedings (in each case, whether in contract or in tort, based on a Legal Requirement or in equity, or pursuant to statute or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to (a) this letter agreement, the Agreement or any of the transactions contemplated hereby or thereby, or (b) the negotiation, execution, performance, or breach (whether willful, intentional, unintentional, or otherwise) of this letter agreement or the Agreement, including, without limitation, any representation or warranty made or alleged to be made in, in connection with, or an as inducement to, this letter agreement or in the Agreement.

5.           Definitive Investment Documents. As soon as reasonably practicable following the date of this letter agreement, the Investor and the Partnership will finalize (with both parties acting in good faith) a limited partnership agreement (the “Partnership Agreement”), subscription agreement and side letter with the Partnership (collectively, the “Definitive Investment Documents”), each in a form reasonably acceptable to the Investor and Digital Colony (with both parties acting in good faith), it being understood that the provisions of the Definitive Investment Documents shall be consistent with the provisions of this letter agreement, including the terms set forth in Annex A attached hereto, and such final agreed forms of the Definitive Investment Documents shall be attached hereto. A reasonable period prior to the anticipated Closing (taking into account the anticipated date on which any payment notice is expected to be delivered to co-investors in connection with the funding of the investment (as determined by the General Partner in good faith and in consultation with the Investor)), Investor will enter into the Definitive Investment Documents in the final agreed forms attached hereto.

6.           Term. The obligation of the Investor to fund the Equity Commitment set forth herein shall become effective on the date and time at which the Agreement has been duly executed and delivered by the parties thereto and shall expire upon termination of this letter agreement as provided in Section 7; provided that no material changes to any of (i) the draft Agreement, (ii) the draft interim investors agreement by and among Parent, Merger Sub, the DCP Investors (as defined therein), the EQT Investors (as defined therein), and the FMR Investors (as defined therein), and (iii) the draft governance term sheet between Digital Colony Acquisitions, LLC (or an affiliate thereof) and EQT Fund Management S.à r.l (or an affiliate thereof) have been made prior to the execution of the Agreement, without the consent of the Investor; provided that the Investor’s consent shall only be required pursuant to clause (ii) and (iii) to the extent such changes have the effect of materially diminishing Digital Colony’s governance rights.

7.           Termination. All obligations of the Investor relating to, arising out of or in connection with this letter agreement shall terminate automatically and immediately upon the earliest to occur of: (a) 10 business days after the date hereof to the extent the Agreement has not been duly executed and delivered by the parties thereto by such date; (b) the Closing (if, and only to the extent that, at such time the Equity Commitment shall have been funded by the Investor to the Partnership in full); and (c) the termination of the Agreement pursuant to its terms; provided, however, that the Investor’s obligation to pay for its Expense Obligations will survive the termination of this letter agreement for a period of 3 months; provided, further that to the extent the Investor is responsible for its pro rata share of the Reverse Termination Fee in accordance with Section 1, such obligation shall survive until the full amount of the Investor’s share has been paid to Digital Colony (or its designee) in satisfaction thereof.

8.           No Assignment. This letter agreement and the Equity Commitment and any rights, benefits, or obligations evidenced by this letter agreement shall not be assignable by Parent without the prior written consent of the Investor. Subject to the foregoing in this Section 8, this letter agreement will be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and permitted assigns.

9.           Amendment. This letter agreement may not be amended or otherwise modified except pursuant to a written document duly executed by the Investor and Parent.

10.         Third Party Beneficiary. No person other than Parent shall be entitled to rely upon or enforce this letter agreement, and this letter agreement shall be binding upon and inure solely to the benefit of each party hereto and nothing herein or in any other agreement (including, without limitation, the Agreement), express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies whatsoever under or by reason of this letter agreement; provided, however, that Digital Colony Partners, LP, the Partnership and Digital Colony shall be express third-party beneficiaries of this letter agreement and it shall be entitled to enforce the obligations of the Investor under Section 1 of this letter agreement. In furtherance of the foregoing, no creditor of Digital Colony Partners, LP, Digital Colony or any of their affiliates, or any person claiming by, through or on behalf of any of them, shall have any right to enforce this letter agreement or to cause any of the foregoing parties or any other person to seek to enforce this letter agreement, in each case, other than the Digital Colony Partners, LP, the Partnership and Digital Colony in the limited circumstances described in the first sentence of this Section 10.

11.         Representations and Warranties. The Investor hereby represents and warrants to Parent that:

a.       it is an entity duly organized validly existing and in good standing under the laws of its jurisdiction of organization and it has all necessary power and authority to execute, deliver and perform this letter agreement;

b.       the execution, delivery and performance of this letter agreement by the Investor, and the consummation by the Investor of the transactions contemplated hereby, have been duly and validly authorized and approved by all necessary action by it and no other proceedings are necessary to authorize such execution, delivery and performance of this letter agreement and the consummation of the transactions contemplated hereby;

c.       this letter agreement has been duly and validly executed and delivered by the Investor and, upon execution by the other party hereto, this letter agreement shall be in full force and effect and shall constitute a valid and binding agreement of the Investor, enforceable against it in accordance with its terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law);

d.       all consents, approvals, authorizations and permits of, filings with and notifications to, any Governmental Entity or any other person necessary for the due execution, delivery and performance of this letter agreement by the Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity or any other person is required, in each case in connection with the execution, delivery or performance of this letter agreement;

e.       the Investor has conducted such due diligence in respect of the Transaction as it deemed necessary or advisable under the circumstances and, in connection therewith, has consulted with its own advisors to the extent it deemed appropriate as to the financial, tax, legal and related matters concerning its participation in the Transaction. The Investor acknowledges that Digital Colony is not making any representation or warranty with respect to any materials furnished or made available to it in connection with the Transaction. The Investor represents and warrants that it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of participation in the Investment and is able to bear the risks of such actions;

f.       the Investor currently has available, and shall have at all times during the effectiveness of this letter agreement shall have available, sufficient financial resources to pay and perform its obligations under this letter agreement, and all funds necessary for the Investor to fulfill its obligations under this letter agreement shall be available to Investor for so long as this letter agreement shall remain in effect in accordance with Section 7; and

g.       the execution, delivery and performance by the Investor of this letter agreement do not and will not (i) violate its organizational and governing documents, (ii) violate any applicable law or judgment or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any contract to which it is a party.

12.         Governing Law, Jurisdiction. This letter agreement (including, without limitation, the validity, construction, effect, or performance hereof and any remedies hereunder or related hereto) and all Claims, shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any such action or proceeding shall be brought and determined exclusively in any state or federal court sitting in Wilmington, Delaware (or, if such court lacks subject matter jurisdiction, in any appropriate Delaware State or federal court). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any such action or proceeding in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such action or proceeding: (a) that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by applicable laws, that: (i) the action or proceeding in such court is brought in an inconvenient forum; (ii) the venue of such action or proceeding is improper; or (iii) this letter agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto irrevocably (A) agrees that all Claims shall be heard and determined only in any such court and covenants and agrees not to bring any Claim in any other court and (B) consents to the service of process out of the above-described courts (and any state or federal appellate court therefrom) in any permitted Claim by the mailing of copies thereof by registered mail, postage prepaid, to it at its address set forth herein, such service of process to be effective upon acknowledgment of receipt of such registered mail. Nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by applicable laws. The parties agree that any of them may file a copy of this Section 12 (provided that a copy of Sections 4 and 10 shall accompany any such filing) with any court as written evidence of the knowing, voluntary and bargained agreement between the parties hereto irrevocably to waive any objections to venue or to convenience of forum

13.         WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM CONTEMPLATED BY SECTION 12 HEREOF.

14.         Severability. Any term or provision of this letter agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. No party hereto shall assert, and each party hereto shall cause its respective Affiliates not to assert, that this letter agreement or any part hereof is invalid, illegal or unenforceable.

15.         Regulatory Filings. The Partnership shall cause its affiliates and subsidiaries to include reference to Investor’s investment in the Partnership in any regulatory filings made in connection with the transactions contemplated by the Agreement as required by law or as reasonably requested by Investor (including, without limitation, the CFIUS Approval) and shall give Investor, including its legal counsel, the opportunity to review and comment on any such filings. The Partnership shall additionally inform Investor reasonably promptly of any conditionality or mitigation proposed by regulators, the Partnership or other parties to the Transaction in connection with such regulatory filings to allow Investor and its counsel a reasonable period of time to review and provide comments on the proposal before the Partnership agrees to such conditionality or mitigation.

16.         Miscellaneous. This letter agreement may be executed in any number of counterparts (including by electronic mail portable document format (.pdf) (or similar electronic means) or facsimile signature), and each such counterpart when delivered shall be deemed to be an original instrument, but all such counterparts together shall constitute one agreement. The provisions of this letter agreement contain the entire agreement of the parties hereto with respect to the subject matter hereof and supersede any prior oral or written agreements, undertakings, understandings, discussions, negotiations or proposals relating to the subject matter hereof. The headings contained in this letter agreement are for convenience purposes only and will not in any way affect the meaning or interpretation hereof. All parties acknowledge that each party and its counsel have participated in the drafting and negotiation of this letter agreement and that any rules of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this letter agreement.

17.         Confidentiality. This letter agreement shall be treated as strictly confidential and is being provided to Parent solely in connection with the Agreement and the Transactions. This letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Investor and Parent. Notwithstanding the foregoing, this letter agreement may be (i) disclosed in connection with the enforcement by Digital Colony Partners, LP, the Partnership or Digital Colony of its rights hereunder or under the Agreement or the Transaction, including in connection with any litigation related hereto and thereto, (ii) disclosed to the Company, the Company’s board of directors or the direct or indirect members or shareholders of the Company, or to any lender participating in the Transaction as evidence of Digital Colony’s, Holdings’ or any of their respective affiliates’ equity commitments for the Transaction, and (iii) provided to Digital Colony Partners, LP, Digital Colony, their advisors and any other co-investor in Holdings participating in the Transaction.

[The Remainder of Page Intentionally Left Blank – Signature Pages Follow.]

If the foregoing is acceptable to you, please sign and return a copy of this letter agreement.

Very truly yours,

[INVESTOR]

By
Name:
Title:

Accepted and Acknowledged:

DC Front Range Holdings I, LP, by its
general partner, DC Front Range GP, LLC

By
Name:
Title:

ANNEX A

Summary of Terms1

1 Capitalized terms used but not defined herein will have the meaning ascribed to such terms in the Equity Commitment Letter to which this Annex A is attached.

ANNEX B

[To be attached.]